Filed by MBT Financial Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: First Merchants Corporation

Commission File No. 000-30973

**** IMPORTANT REMINDER ****

February 4, 2019

Dear Shareholders of MBT Financial Corp.:

By now, you should have received your proxy material for the MBT Financial Corp’s Special Meeting of Shareholders scheduled to be held on February 14, 2019, to approve our Merger with First Merchants Corporation. You are receiving this reminder letter because your votes were not yet processed at the time that this letter was mailed.  If you have already voted, we would like to thank you for your vote.

When considering your vote please note the following:

●

Institutional Shareholder Services Inc. (“ISS”) the nation’s leading independent proxy advisory firm, recommends that MBT shareholders vote FOR its proposed merger with First Merchants Corporation at the MBT Special Meeting of Shareholders to be held February 14, 2019. This underscores the MBT Board’s unanimous recommendation that shareholders vote in favor of the proposed merger.

●

First Merchants Corporation was ranked by Forbes Magazine in January 2019, as the country’s second best bank, after being ranked the country’s fourth best bank in 2018. Forbes ranks the top 100 largest banks based on 10 metrics related to growth, profitability, capital adequacy and asset quality.

We are pleased by ISS’ recommendation in support of this important merger for MBT and this recent recognition of First Merchants Corporation by Forbes Magazine. MBT strongly encourages shareholders to follow the unanimous recommendation of MBT’s Board of Directors and the recommendation of ISS to vote FOR the proposed merger (Proposal #1).

Your vote is extremely important. PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter. Alternatively, you may sign and return the enclosed voting form in the postage paid envelope provided.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

Your Board strongly recommends that you vote FOR all proposals on the ballot. Even if you plan on attending the meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

****PLEASE VOTE TODAY****

If you have questions or need help voting your shares, please call our proxy solicitation firm, Morrow Sodali LLC toll free at 1-800-662-5200.

Thank you for your investment in MBT Financial Corp. and for taking the time to vote your shares.

Sincerely,

H. Douglas Chaffin

President and Chief Executive Officer

DISCLAIMER

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on MBT management’s expectations and are subject to numerous risks and uncertainties. Forward-looking statements are typically identified by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions.

Although MBT’ management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. MBT does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement is made, or reflect the occurrence of unanticipated events, except to the extent required by law.

Additional Information and Where to Find It

First Merchants has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of MBT and a prospectus of First Merchants. Investors and security holders are advised to read the Registration Statement and the proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. These documents may be accessed and downloaded, free of charge, at www.sec.gov or by directing a request to John L. Skibski, Executive Vice President and Chief Financial Officer, MBT Financial Corp., 102 E. Front St., Monroe, Michigan 48161, telephone: (734) 241-3431.

Participants in the Solicitation

First Merchants and MBT and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MBT in connection with the proposed Merger. Information about the directors and executive officers of MBT is set forth in the proxy statement for MBT’s 2018 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 19, 2018. Information about the directors and executive officers of First Merchants is set forth in the proxy statement for First Merchant’s 2018 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 22, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement-Prospectus regarding the proposed Merger. Free copies of this document may be obtained as described in the preceding paragraph.